Exhibit 4.1
Form of First Supplemental Indenture
     FIRST SUPPLEMENTAL INDENTURE (the “Supplemental Indenture”), dated as of January 6, 2006, between Fidelity National Title Group, Inc., a Delaware corporation (the “Company”) and The Bank of New York Trust Company, N.A. a national banking association and a wholly owned subsidiary of The Bank of New York Company, Inc. (the “Trustee”).
     WHEREAS, pursuant to the Indenture, dated as of December 8, 2005, between the Company and the Trustee (the “Original Indenture;” the Original Indenture, as amended hereby, the “Indenture”), the Company plans to issue securities, which it wishes to make subject to the terms hereof;
     NOW, THEREFORE, for and in consideration of the premises, it is mutually covenanted and agreed as follows:
     Section 1. Section 9.8 of the Original Indenture is hereby amended to delete the provisions appearing therein in their entirety and to replace such provisions with the following:
     “Section 9.8. Limitation on Liens. The Company shall not, and shall not permit any of its Restricted Subsidiaries to, incur, assume or guarantee any Debt secured by a Lien on any part of its property, whether now owned or hereafter acquired, without effectively securing the Notes equally and ratably with that Debt, other than the following (“Excluded Debt”):
(a)	Liens securing all or any portion of any Debt incurred (x) pursuant to the Credit Agreement, dated as of October 17, 2005, by and among the Company, as Borrower, Bank of America, N.A., as Administrative Agent, and various financial institutions and other persons from time to time parties thereto, as Lenders, as amended, supplemented or modified from time to time (the “Credit Agreement”) or (y) pursuant to any Debt instrument or agreement (“Refinancing Debt”) that in whole or in part refinances, refunds, repays, renews, replaces or extends the Credit Agreement or any Refinancing Debt; provided that the aggregate principal amount of Debt that shall constitute Excluded Debt under this Section 9.8(a) shall not exceed $400 million;

(b)	Liens for taxes, fees, assessments or other governmental charges which are not delinquent or remain payable without penalty, or to the extent that non-payment thereof is being contested in good faith and by proper proceedings, if the Company or the applicable Restricted Subsidiary has maintained adequate reserves (in the good faith judgment of the management of the Company) with respect thereto in accordance with GAAP;

(c)	carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other similar Liens arising in the ordinary course of business which are not delinquent or remain payable without penalty or which are being contested in good faith by appropriate proceedings diligently prosecuted;

(d)	Liens existing on August 20, 2001;

(e)	Liens consisting of pledges or deposits of cash or securities made by any Restricted Subsidiary in the insurance business as a condition to obtaining or maintaining any licenses issued to it by, or to satisfy the requirements of, any administrative or governmental body of the state of domicile of such Restricted Subsidiary responsible for the regulation thereof;

(f)	Liens consisting of judgment or judicial attachment Liens (other than arising as a result of claims under or related to insurance contracts or policies, retrocession agreements or reinsurance agreements); provided that the enforcement of such Liens is effectively stayed or fully covered by insurance and all such Liens in the aggregate at any time outstanding for the Company and its Restricted Subsidiaries do not exceed $20,000,000;

(g)	Liens on assets subject to, and securing obligations in respect of, leases that, in conformity with GAAP, are, or are required to be, accounted for as capital leases on the applicable balance sheet, which are entered into in the ordinary course of business and are non-recourse to the Company or its Restricted Subsidiaries, and other such leases in an aggregate amount not to exceed $15,000,000 at any one time outstanding;

(h)	Liens securing obligations permitted under Sections 7.04(f) and (g) of the Credit Agreement, to the extent such Liens are identified and permitted under such sections;

(i)	Liens arising as a result of claims under or related to insurance contracts or policies, reinsurance agreements or retrocession agreements in the ordinary course of business, or securing Debt of Restricted Subsidiaries in the insurance business incurred or assumed in connection with the settlement of claim losses in the ordinary course of business of such Restricted Subsidiaries;

(j)	Liens on assets of a Person that becomes a Restricted Subsidiary after August 20, 2001 securing Debt of such Person, which Liens and Debt previously existed and were not created in contemplation of such acquisition, and which Liens are not spread to cover any other property;

(k)	Liens on assets of the Company or its Restricted Subsidiaries securing Debt owed to the Company or a Restricted Subsidiary;

(l)	so long as no Default or Event of Default has occurred and is continuing, other Liens securing obligations in an aggregate amount not exceeding $20,000,000; and

(m)	any extension, renewal or replacement of the foregoing; provided that the Liens permitted hereby shall not be spread to cover any additional Debt or property (other than a substitution of like property).

For purposes of this Section 9.8, the term “Restricted Subsidiary” shall include all Subsidiaries of the Company except FNF Capital, Inc., Fidelity Asset Management, Inc., Micro General Corporation, and any of their respective Subsidiaries.”
     Section 2. Section 5.1(4) of the Original Indenture is hereby amended to delete the provision appearing therein in its entirety and to replace such provision with the following:
          “(4) default in the payment when due of amounts payable under any bond, note, debenture or other evidence of Debt of the Company (including such default with respect to any other series of Securities), or under any mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any Debt of the Company, whether such Debt exists on the date of this Indenture or shall hereafter be incurred or created, in an aggregate amount exceeding $20,000,000, or default under any such evidence of Debt (including default with respect to any other series of Securities), or under any such other instrument, which results in such Debt in an aggregate principal amount exceeding $20,000,000 becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, and such outstanding amount shall not be paid in full, such acceleration shall not be rescinded or annulled or such Debt shall not be paid in full, or there shall not be deposited into trust a sum of money sufficient to pay in full such outstanding amount or such Debt, within a period of 10 days after there shall have been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes a written notice specifying such default and requiring the Company to cause such outstanding amount to be paid in full, such acceleration to be rescinded or annulled, or such Debt to be paid in full, or to deposit into trust a sum of money sufficient to pay in full such outstanding amount or Debt and stating that such notice is a “Notice of Default” hereunder;”.
     Section 3. Section 9.5 of the Original Indenture is hereby amended to delete the entirety of the text appearing therein and to replace such text with the following:
          “Section 9.5. Insurance. The Company covenants and agrees that it will maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations in such amounts and covering such risks as are consistent with sound business practice for corporations engaged in the same or similar business similarly situated. In lieu of the foregoing or in combination therewith, in case of itself or of any one or more of its Subsidiaries, the Company will maintain or cause to be maintained a system or systems of self-insurance which will accord with the financially sound and approved practices of companies owning or operating properties of a similar character and maintaining such systems.”
     Section 4. Section 9.7 of the Original Indenture is hereby amended to designate the existing text thereof as subsection (a) and to add a new subsection (b), as follows:
     “(b) The Company covenants and agrees to deliver to the Trustee, promptly after the Company becomes aware of the occurrence of a Default or an Event of Default of the character specified in Section 5.1(4) hereof, written notice of the occurrence of such Default or Event of Default.”

     Section 5. Section 9.9 of the Original Indenture is hereby amended to delete the entirety of the text appearing therein and to replace such text with the following:
     “Section 9.9. Books of Record and Account; Compliance with Law.
     (a) The Company will keep, and will cause each Subsidiary to keep, proper books of record and account, either on a consolidated or individual basis. The Company shall cause its books of record and account to be examined by one or more firms of independent public accountants not less frequently than annually. The Company shall prepare its financial statements in accordance with GAAP.
     (b) The Company shall, and shall cause each of its Subsidiaries to, comply with all statutes, laws, ordinances, or government rules and regulations to which it is subject, non-compliance with which would materially adversely affect the business, prospects, earnings, properties, assets or condition, financial or otherwise, of the Company and its Subsidiaries taken as a whole.”
     Section 6. The Indenture, supplemented as hereinabove set forth, is in all respects ratified and confirmed, and the terms and conditions thereof, supplemented as hereinabove set forth, shall be and remain in full force and effect.
     Section 7. The recitals contained in this Supplemental Indenture shall be taken as the statements of the Company, and the Trustee shall have no liability or responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.
     Section 8. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.
     Section 9. This Supplemental Indenture may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
     Section 10. Capitalized terms used but not otherwise defined herein have the meanings assigned to them in the Indenture.
[Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

FIDELITY NATIONAL TITLE GROUP, INC.

By:

Name:
Title:

Attest:

Name:
Title:

THE BANK OF NEW YORK TRUST
COMPANY, N.A.

By:

Name:
Title:

5